Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

($ Millions of dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
Fixed charges:
Interest expense, gross	$11.6	$9.2	$22.5	$18.4
Portion of rentals representative of interest	26.3	22.3	44.2	39.3

Total fixed charges	$37.9	$31.5	$66.7	$57.7

Earnings before fixed charges:
Income before income taxes	$412.2	$277.2	$800.9	$466.9
Fixed charges	37.9	31.5	66.7	57.7
Capitalized interest	(3.7)	(7.6)	(7.2)	(15.2)
Amortization of capitalized interest	1.9	1.5	3.9	2.8

Total earnings before fixed charges	$448.3	$302.6	$864.3	$512.2

Ratio of earnings to fixed charges:
Earnings before fixed charges	$448.3	$302.6	$864.3	$512.2
Fixed charges	$37.9	$31.5	$66.7	$57.7

Ratio of earnings to fixed charges	11.8	9.6	13.0	8.9